Exhibit 99.3

Farmmi Reports Financial Results for the First Six Months of Fiscal Year 2020

•	Minimizes Financial Impact of COVID-19; Restores Operations to Normal

•	Achieves Breakeven Despite Lower Revenue

•	Maintains Healthy Balance Sheet to Support Long-Term Growth Plan

LISHUI, September 28, 2020 – Farmmi, Inc. (“Farmmi” or the “Company”) (NASDAQ: FAMI), an agriculture products supplier in China, today announced its financial results for the six months ended March 31, 2020.

Ms. Yefang Zhang, Chairwoman and CEO of the Company stated, “We are proud of the Farmmi team for its commitment and resolve during the global COVID-19 pandemic. We were faced with considerable uncertainty, that continued through March, as our operations gradually returned to normal with the logistic challenges mostly resolved. During this difficult period, our priority remained on the health and safety of our employees and the chain of control across our supply chain. With the added stresses on the entire food supply chain, our role in providing fresh, high quality agricultural products became even more critical.”

Ms. Zhang continued: “Our focus has always been long-term growth as we execute on our business strategy, which calls for increasing market share, expansion of our supply chain and sales network, and ability to secure high quality raw materials at competitive prices. The main catalysts for our long-term growth remain in place giving us confidence moving in to the second half of 2020. Importantly, we expect sales of our edible fungi products will grow in the coming years. Consumptions of edible fungi in China has been rising significantly and the market remains underserved, as does the international market led by the U.S., Japan and Canada. Our steady progress can be seen in the numerous contracts we have been awarded from both existing and new customers for our sought-after agricultural products. Our focus is on continued execution as we leverage our strong brand and supply channels to drive further growth and improvement of our financial metrics.”

Financial Highlights

	For the Six Months Ended March 31,
($ millions, except per share data)	2020	2019	% Change
Revenues	$13.58	$14.39	(5.63)%
Shiitake	7.35	8.35	(11.98)%
Mu Er	5.76	5.17	11.41%
Other edible fungi and other agricultural products	0.47	0.87	(45.98)%
Gross profit	2.12	2.54	(16.54)%
Gross margin	15.59%	17.68%	2.09 pp*
Income from operations	$1.14	$1.39	(17.99)%
Interest Expense	1.29	1.53	(15.69)%
Net loss attributable to Farmmi, Inc.	(0.06)	(0.17)	0.11
Basic and diluted loss per share	(0.00)	(0.01)	0.01

*Notes: pp represents percentage points

First Six Months of Fiscal Year 2020 Financial Results

Revenue

	For the Six Months Ended March 31,
	2020			2019
($ millions)	Revenues	COGS	Gross Profit	Revenues	COGS	Gross Profit
Shiitake	$7.35	$6.29	$1.06	$8.35	$6.89	$1.46
Mu Er	5.76	4.80	0.96	5.17	4.30	0.87
Other edible fungi and other agricultural products	0.47	0.37	0.10	0.87	0.66	0.21
Total	$13.58	$11.46	$2.12	$14.39	$11.85	$2.54

Total revenues for the six months ended March 31, 2020 decreased by $0.81 million, or 5.63%, to $13.58 million from $14.39 million for the same period of last year. The decrease in sales of Shiitake, other edible fungi and other agricultural products primarily reflects the adverse impact of travel restrictions and supply chain disruptions due to the COVID-19 pandemic. Sales of Mu Er increased in line with overall market demand growth.

Revenue from sales of Shiitake decreased by $1.00 million or 11.98%, to $7.35 million for the six months ended March 31, 2020 from $8.35 million for the same period of last year, mainly due to the decreased sales volume of the Company’s Shiitake products, from 662 tons for the six months ended March 31, 2019 to 591 tons for the six months ended March 31, 2020, and unit sales price for Shiitake decreased slightly.

Revenue from sales of Mu Er increased by $0.59 million, or 11.41%, to $5.76 million for the six months ended March 31, 2020 from $5.17 million for the same period of last year. Sales volume of Mu Er increased to 476 tons for the six months ended March 31, 2020 from 419 tons for the same period of last year. A slightly lower unit sales price was offset by lower raw materials prices.

Revenue from sales of other edible fungi and other agricultural products decreased by $0.40 million, or 45.98%, to $0.47 million for the six months ended March 31, 2020 from $0.87 million for the same period of last year. The decrease was mainly attributed to the decrease in sales volume from 28 tons for the six months ended March 31, 2019 to 18 tons for the six months ended March 31, 2020, combined with a decrease in unit sales price, which was offset by a decline in the price of raw materials.

Cost of Revenues

Cost of revenues decreased by $0.38 million, or 3.22%, to $11.46 million for the six months ended March 31, 2020 from $11.85 million for the same period of last year.

Cost of revenues of Shiitake decreased by $0.60 million or 8.65%, to $6.29 million for the six months ended March 31, 2020 from $6.89 million for the same period of last year. Cost of revenue of Mu Er increased by $0.50 million or 11.87% to $4.80 million for the six months ended March 31, 2020 from $4.30 million for the same period of last year. Cost of revenue of other edible fungi and agricultural products decreased by $0.29 million, or 44.42%, to $0.37 million for the six months ended March 31, 2020 from $0.66 million for the same period of last year.

Gross Profit

Overall gross profit decreased by $0.42 million or 16.54%, to $2.12 million for the six months ended March 31, 2020 from $2.54 million for the same period of the last fiscal year. Gross profit from sales of Shiitake decreased by $0.40 million or 27.67%, to $1.06 million for the six months ended March 31, 2020 from $1.46 million for the same period of last year. Gross profit from sales of Mu Er increased by $0.09 million or 9.79% to $0.96 million for the six months ended March 31, 2020 from $0.87 million for the same period of last year. Gross profit from sales of other edible fungi and agricultural products decreased by $0.11 million or 51.17%, to $0.10 million for the six months ended March 31, 2020 from $0.21 million for the same period of last year.

Overall gross margin decreased by 2.09 percentage points to 15.59% for the six months ended March 31, 2020 from 17.68% for the same period of last year. The gross profit and gross margin declines reflect lower sales for the six months ended March 31, 2020, as compared to the prior period, primarily due to the adverse impact of the COVID-19 pandemic.

Income from Operations

Selling and distribution expenses decreased by $0.14 million, or 50%, to $0.14 million for the six months ended March 31, 2020 from $0.28 million for the same period of last year. The decrease was primarily due to a decrease in shipping expenses caused by the decrease in sales volume related to the COVID-19 pandemic, combined with the non-recurrence of certain advertising and marketing expenses in promotion support for the Company’s online platforms last year.

General and administrative expenses decreased by $0.05 million, or 5.68%, to $0.83 million for the six months ended March 31, 2020 from $0.88 million for the same period of last year. The decrease was primarily attributable to operating efficiency oversight combined with reduced economic activities caused by the COVID-19 pandemic.

As a result, income from operations decreased by $ 0.25 million or 17.99%, to $1.14 million for the six months ended March 31, 2020 from $1.39 million for the same period of last year.

Interest Expense

Interest expense was $1.29 million for the six months ended March 31, 2020, as compared to $1.53 million for the same period of last year. The decrease in interest expense was primarily attributable to lower amortization of debt issuance cost and interest expense incurred for the senior convertible notes during the six months ended March 31, 2020.

Provision for Income Taxes

For the six months ended March 31, 2020 and 2019, the Company’s income tax expense was $24,144 and $27,860, respectively. The low-income tax expense was primarily due to an income tax incentive the Company received from the tax authority of Lishui City. During the six months ended March 31, 2020, our subsidiaries, FLS Mushroom and Farmmi Food received a temporary income tax break from the local tax authority of Lishui City, for engaging in agricultural industry. Management expects that the Company will continue to enjoy the tax break going forward.

Net loss

Net loss attributable to common shareholders for the six months ended March 31, 2020 was $0.06 million, or $0.00 per basic and diluted share. This compares to a net loss attributable to common shareholders of $0.17 million, or $0.01 per basic and diluted share, for the same period of last year.

Other comprehensive income

Other comprehensive income was $0.20 million and $0.68 million for the six months ended March 31, 2020 and March 31, 2019, respectively. The decrease was mainly due to the change of the exchange rate of RMB against U.S. dollar.

Financial Condition

As of March 31, 2020, the Company had cash and cash equivalents of $5.1 million with a restricted cash balance of $0.6 million, and working capital of $24.3 million. As of March 31, 2020, the Company’s accounts receivable balance was $9.0 million, as compared to $14.0 million in the same period last year. The decrease is primarily due to the Company’s operating efficiency improvements and focus on expanding its operating cash flow. As of August 31, 2020, the Company has collected $8.9 million of the outstanding accounts receivable balance noted on March 31, 2020.

2018 Private Placement

On November 1, 2018, the Company completed a $7.5 million private placement with an institutional investor (the “Buyer”). Pursuant to the Securities Purchase Agreement, dated as of November 1, 2018 (the “Securities Purchase Agreement”), the Company issued and sold an aggregate of $7.5 million of senior convertible notes due April 1, 2020 (the “Notes”) and warrants (the “Investor Warrants”) to purchase an aggregate of 800,000 of our Ordinary Shares. The Notes were initially convertible into 1,198,084 Ordinary Shares at the rate of $6.26 per Ordinary Share, which rate is subject to adjustment as referenced in the form of Notes. The Notes bear interest at 10% per year. The Investor Warrants are exercisable by the holder thereof at any time on or after November 1, 2018 and before November 1, 2022. One year from the date of issuance of the Investor Warrants, the Exercise Price of the Investor Warrants was to be lowered to the then-current Market Price (as such term is defined in the Notes) of an Ordinary Share, if such Market Price is less than the initial Exercise Price of $6.53 per Ordinary Share.

On November 9, 2018, the Company issued warrants to purchase 10% of the shares placed under the Notes (initially 119,808) to the placement agent, at an exercise price of $7.183 per share (the “Placement Agent Warrants”). The Investor and Placement Agent Warrants have a term of four years and are subject to adjustment under certain events.

On March 10, 2020, the Company adjusted the warrant exercise price of the Investor Warrants and the Placement Agent Warrants to $2 per Ordinary Share according to the terms of these warrants.

For the six-months ended March 31, 2020, a total of $1,093,440 in amortization of the debt discounts was recorded and charged to the interest expense and Ordinary Shares totaling 3,306,428 were issued by the Company to the Buyer equaling principal and interests amounted to $2,272,625. As of March 31, 2020, the Notes balance was $1,879,688.

The Company repaid the Notes as of June 22, 2020.  On July 10, 2020, the Company adjusted the number of the Ordinary Shares underlying the Placement Agent Warrants from 119,808 to 812,694, according to the terms of these warrants.

About Farmmi, Inc.

Headquartered in Lishui, Zhejiang, Farmmi, Inc. (NASDAQ: FAMI), is a leading agricultural products supplier, processor and retailer of Shiitake mushrooms, Mu Er mushrooms, other edible fungi, and many other sought-after agricultural products. The Company’s Farmmi Liangpin Market serves as a trading platform for Chinese geographical indication agricultural products and is a large platform for consumers to access locally sourced agricultural products. For further information about the Company, please visit: http://ir.farmmi.com.cn/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including the potential impact of COVID-19 on our business within and outside of China. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact Investor Relations:

Global IR Partners
David Pasquale
New York Office Phone: +1-914-337-8801
FAMI@Globalirpartners.com

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